EXHIBIT 99.1
CANADIAN SOLAR INC.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2008 and June 30, 2009	F-1
Unaudited Condensed Consolidated Statements of Operations for the Six-month Periods Ended June 30, 2008 and 2009	F-2
Unaudited Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the Six-month Periods Ended June 30, 2008 and 2009	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-month Periods Ended June 30, 2008 and 2009	F-4
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

CANADIAN SOLAR INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	December 31, 2008	June 30, 2009
	$	$
ASSETS
Current assets:
Cash and cash equivalents	115,661	86,832
Restricted cash	20,622	158,558
Accounts receivable, net of allowance for doubtful accounts of $5,606 and $5,091 on December 31, 2008 and June 30, 2009, respectively	51,611	115,679
Inventories	92,683	107,635
Value added tax recoverable	15,900	18,728
Advances to suppliers	24,654	19,572
Foreign currency derivative assets	6,974	—
Prepaid expenses and other current assets	10,910	15,809

Total current assets	339,015	522,813
Property, plant and equipment, net	165,542	172,348
Deferred tax assets	6,966	6,537
Advances to suppliers	43,087	43,582
Prepaid land use right	12,782	12,658
Investment	3,000	3,000
Other non-current assets	263	219

TOTAL ASSETS	570,655	761,157

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	110,665	266,744
Accounts payable	29,957	59,536
Amounts due to related parties	94	41
Other payables	24,043	21,810
Advances from customers	3,571	4,107
Foreign currency derivative liabilities	—	169
Other current liabilities	4,333	6,608

Total current liabilities	172,663	359,015
Accrued warranty costs	10,847	12,190
Convertible notes	830	848
Long-term borrowings	45,357	30,738
Liability for uncertain tax positions	8,704	9,882

TOTAL LIABILITIES	238,401	412,673

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common shares — no par value: unlimited authorized shares, 35,744,563 and 35,781,293 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively	395,154	395,252
Additional paid-in capital	(66,705)	(63,548)
Retained earnings (Accumulated deficit)	(11,104)	1,783
Accumulated other comprehensive income	14,909	14,997

Total stockholders’ equity	332,254	348,484

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	570,655	761,157

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, Except Share And Per Share Data)

	Six-month Periods Ended June 30,
	2008	2009
	$	$
Net revenues	383,820	163,641
Cost of revenues	322,509	144,456

Gross profit	61,311	19,185

Operating expenses:
Selling expenses	5,357	5,110
General and administrative expenses	11,911	10,928
Research and development expenses	749	1,000

Total operating expenses	18,017	17,038

Income from operations	43,294	2,147
Other income (expenses):
Interest expense	(6,332)	(4,167)
Interest income	161	3,412
Gain on debt extinguishment	2,430	—
Debt conversion inducement expense	(10,170)	—
Gain on foreign currency derivatives	—	10,316
Foreign exchange gain	7,693	3,162

Income before income taxes	37,076	14,870
Income tax expense	(6,428)	(1,983)

Net income	30,648	12,887

Earnings per share-basic	$1.10	$0.36

Shares used in computation-basic	27,738,862	35,692,919

Earnings per share-diluted	$1.05	$0.36

Shares used in computation-diluted	29,210,678	35,802,842

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In Thousands of U.S. Dollars, Except Share Data)

				Retained	Accumulated
			Additional	Earnings	Other	Total	Total
	Common		Paid-in	(Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares		Capital	Deficit)	Income	Equity	Income
	Number	$	$	$	$	$	$
Balance at December 31, 2008	35,744,563	395,154	(66,705)	(11,104)	14,909	332,254
Share-based compensation	—	—	3,157	—	—	3,157
Exercise of stock options	36,730	98	—	—	—	98
Net income	—	—	—	12,887	—	12,887	12,887
Foreign currency translation adjustment	—	—	—	—	88	88	88

Balance at June 30, 2009	35,781,293	395,252	(63,548)	1,783	14,997	348,484	12,975

				Retained	Accumulated
			Additional	Earnings	Other	Total	Total
	Common		Paid-in	(Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares		Capital	Deficit)	Income	Equity	Income
	Number	$	$	$	$	$	$
Balance at December 31, 2007	27,320,389	97,454	34,636	(3,570)	5,981	134,501
Share-based compensation	—	—	4,535	—	—	4,535
Conversion of convertible notes	3,966,841	182,550	(110,443)	—	—	72,107
Other	478,815	—	—	—	—	—
Exercise of stock options	337,993	1,825	—	—	—	1,825
Net income	—	—	—	30,648	—	30,648	30,648
Foreign currency translation adjustment	—	—	—	—	8,151	8,151	8,151

Balance at June 30, 2008	32,104,038	281,829	(71,272)	27,078	14,132	251,767	38,799

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. Dollars)

	Six-month Periods Ended June 30,
	2008	2009
	$	$
Operating activities:
Net income	30,648	12,887
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,944	9,495
Loss on disposal of property, plant and equipment	—	201
Allowance for doubtful debts	210	(595)
Write down of inventories	2,012	(6,875)
Gain on debt extinguishment	(2,430)	—
Change in fair value of foreign currency derivatives	—	7,143
Amortization of discount on debt	1,163	17
Share-based compensation	4,535	3,157
Debt conversion inducement expense	10,170	—
Changes in operating assets and liabilities:
Inventories	(16,721)	(8,037)
Accounts receivable	(80,905)	(63,588)
Value added tax recoverable	(4,141)	(2,821)
Advances to suppliers	300	4,721
Prepaid expenses and other current assets	(236)	(4,819)
Accounts payable	3,434	29,562
Other payables	2,496	1,103
Advances from customers	8,766	533
Amounts due to related parties	(229)	(53)
Accrued warranty costs	3,772	1,343
Other current liabilities	9,790	2,274
Prepaid land use right	(4,053)	129
Liability for uncertain tax positions	2,719	1,178
Deferred taxes	(2,812)	352

Net cash used in operating activities	(28,568)	(12,693)

(Continued)

	Six-month Periods Ended June 30,
	2008	2009
	$	$
Investing activities:
Increase in restricted cash	(17,480)	(137,870)
Purchase of property, plant and equipment	(37,586)	(19,733)

Net cash used in investing activities	(55,066)	(157,603)

Financing activities:
Proceeds from short-term borrowings	104,859	187,068
Proceeds from related-parties borrowings	30,000	—
Repayment of short-term borrowings	(56,597)	(60,360)
Proceeds from long-term borrowings	29,423	14,630
Issuance cost paid on convertible notes	(382)	—
Proceeds from exercise of stock options	1,825	98

Net cash provided by financing activities	109,128	141,436

Effect of exchange rate changes	1,977	31

Net increase (decrease) in cash and cash equivalents	27,471	(28,829)
Cash and cash equivalents at the beginning of the period	37,667	115,661

Cash and cash equivalents at the end of the period	65,138	86,832

Supplemental disclosure of cash flow information:
Interest paid	(5,486)	(4,587)

Income taxes paid	(1,631)	(1,120)

Supplemental schedule of non-cash activities:
Property, plant and equipment cost included in other payables	(3,772)	(14,001)

Conversion of convertible notes to stockholders’ equity	72,107	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CANADIAN SOLAR INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2009
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
     Canadian Solar Inc. (“CSI”) was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.
     CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. During the periods covered by the unaudited condensed consolidated financial statements, substantially all of the Company’s business was conducted through both CSI and the following operating subsidiaries:

	Date of	Place of	Percentage of
Subsidiary	Incorporation	Incorporation	Ownership

CSI Solartronics (Changshu) Co., Ltd.	November 23, 2001	PRC	100%
CSI Solar Technologies Inc.	August 8, 2003	PRC	100%
CSI Solar Manufacture Inc.	January 7, 2005	PRC	100%
CSI Central Solar Power Co., Ltd.	February 24, 2006	PRC	100%
Changshu CSI Advanced Solar Inc.	August 1, 2006	PRC	100%
CSI Cells Co., Ltd.	August 23, 2006	PRC	100%
Canadian Solar (USA) Inc.	June 8, 2007	USA	100%
CSI Solar Power Inc.	April 28, 2008	PRC	100%
Canadian Solar Japan Inc.	June 21, 2009	Japan	100%
Canadian Solar Solutions Inc.	June 22, 2009	Canada	100%
2. BASIS OF PRESENTATION
     The Company is responsible for the unaudited condensed consolidated financial statements included in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results. The Company prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by GAAP for annual financial statements. These statements should be read in combination with the consolidated financial statements in the Company’s Annual Report on Form 20-F and its subsequent amendments, if any, for the fiscal year ended December 31, 2008.
3. ACCOUNTING CHANGES
     In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. This FSP was effective since January 1, 2009 and applied retrospectively to all periods presented.

3. ACCOUNTING CHANGES — continued
     The impact of adoption of FSP APB 14-1 on the unaudited condensed consolidated financial statement line items as of December 31, 2008 and for six-month periods ended June 30, 2008 was illustrated in the following tables. Since the majority of the convertible notes were converted into common shares in June 2008, the accounting change did not have material impact on the financial statements for the six-month period ended June 30, 2009.
Unaudited Condensed Consolidated Statements of Operations:

	Six-month Period Ended June 30, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Interest expense	(5,408)	(6,332)	(924)
Gain on debt extinguishment	—	2,430	2,430
Foreign exchange gain	7,574	7,693	119
Income before income taxes	35,451	37,076	1,625
Income tax expense	(5,909)	(6,428)	(519)
Net income	29,542	30,648	1,106
Unaudited Condensed Consolidated Balance Sheets:

	At December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Prepaid expenses and other current assets	10,918	10,910	(8)
Total current assets	339,023	339,015	(8)
Deferred tax assets	6,998	6,966	(32)
Other non-current assets	299	263	(36)
Total assets	570,731	570,655	(76)
Convertible notes	1,000	830	(170)
Total liabilities	238,571	238,401	(170)
Common shares	294,707	395,154	100,447
Additional paid-in capital	35,538	(66,705)	(102,243)
Accumulated deficit	(12,994)	(11,104)	1,890
Total stockholders’ equity	332,160	332,254	94
Total liabilities and stockholders’ equity	570,731	570,655	(76)
4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140”. The statement improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS — continued
     In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 is effective for fiscal years beginning after November 15, 2009. The Company does not expect that the adoption of SFAS 167 will have an impact on the consolidated financial statements.
     In June 2009, the FASB issued SFAS No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification (“Codification”), which officially commenced July 1, 2009, to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (‘SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective July 1, 2009, the Company adopted SFAS 168 on its financial statement disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.
5. INVENTORIES
     Inventories consist of the following:

	At December 31,	At June 30,
	2008	2009
	$	$
Raw materials	46,122	39,515
Work-in-process	17,221	50,773
Finished goods	29,340	17,347

	92,683	107,635

6. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant and equipment, net consists of the following:

	At December 31,	At June 30,
	2008	2009
	$	$
Buildings	23,855	43,742
Leasehold improvements	1,675	2,194
Machinery	72,018	98,737
Furniture, fixtures and equipment	5,570	5,758
Motor vehicles	1,055	1,130

	104,173	151,561
Less: Accumulated depreciation	(11,889)	(20,919)

	92,284	130,642
Construction in process	73,258	41,706

Property, plant and equipment, net	165,542	172,348

     Depreciation expense was $2,925 and $9,395 for the six-month periods ended June 30, 2008 and 2009, respectively. Construction in process represents production facilities under construction.

7. FAIR VALUE MEASUREMENT
     On January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands financial statement disclosure requirements for fair value measurements. The Company’s adoption of SFAS 157 was limited to its financial assets and financial liabilities in 2008, as permitted by FSP 157-2. Starting from January 1, 2009, the Company had fully adopted SFAS 157. The Company does not have any non financial assets or non financial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis. The implementation of the fair value measurement guidance of SFAS 157 did not result in any material changes to the carrying values of the Company’s financial instruments on its opening balance sheet on January 1, 2008.
     SFAS 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. SFAS 157 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:
•	Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•	Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•	Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
     When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.
     The Company’s foreign currency derivative assets or liabilities relate to foreign exchange option or forward contracts involving major currencies such as Euro and USD. Since its derivative assets or liabilities are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, it classifies these valuation techniques as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.
     As of December 31, 2008 and June 30, 2009, the fair value measurement of the Company’s foreign currency derivative assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting
Date Using
Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
As of June 30, 2009	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Liabilities:

Foreign exchange option contracts	$169	$—	$169	$—

Total Liabilities	$169	$—	$169	$—

7. FAIR VALUE MEASUREMENT — continued

	Fair Value Measurements at Reporting
	Date Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
As of December 31, 2008	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Assets:

Foreign exchange option contracts	$6,136	$—	$6,136	$—

Foreign exchange forward contracts	$838	$—	$838	$—

Total Assets	$6,974	—	$6,974	—

     The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since the contracts were entered into with floating market interest rates.
     The carrying amount of the Company’s outstanding convertible notes as of December 31, 2008 and June 30, 2009 was $830 and $848, respectively, which approximated fair value. The Company did not compute the fair value of its $3 million investment as of December 31, 2008 and June 30, 2009 as it was impracticable to do so without incurring significant cost.
     The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.
     The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the statement of operations. The Company recorded gain on foreign currency derivative contracts as $nil and $10,316 for the six-month periods ended June 30, 2008 and 2009, respectively.
     The effect of fair values of derivative instruments on the unaudited condensed consolidated balance sheets as of December 31, 2008 and June 30, 2009 and the effect of derivative instruments on the unaudited condensed consolidated statements of operations for the six-month period ended June 30, 2009 are as follows:

Derivatives not	Fair Values of Asset Derivatives
designated as	At June 30, 2009
hedging instruments			At December 31, 2008
under Statement 133	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange option contracts		—	Foreign currency derivative assets	$6,136

Foreign exchange forward contracts		—	Foreign currency derivative assets	838

Total derivatives		—		$6,974

7. FAIR VALUE MEASUREMENT — continued

Derivatives not
designated as	Fair Values of Liability Derivatives
hedging instruments	At June 30, 2009		At December 31, 2008
under Statement 133	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange option contracts	Foreign currency derivative liabilities	$169		—

Total derivatives		$169		—

		Amount of gain recognized in
		income on derivatives
		Six-month Period Ended June 30,
Derivative not designated as hedging	Location of gain recognized	2009
instruments under Statement 133	in income on derivatives	$
Foreign exchange option contracts	Gain on foreign currency derivatives	$5,069
Foreign exchange forward contracts	Gain on foreign currency derivatives	5,247
Total derivatives		$10,316

8. BANK BORROWING
     In the six-month period ended June 30, 2009, CSI Cells Co., Ltd., CSI Central Solar Power Co., Ltd. and. Changshu CSI Advanced Solar Inc. entered into several bank note discounting agreements with local Chinese commercial banks for working capital purposes. The total additional bank note financing amounted to $97,786 with maturities within six months. These bank note financings bore an average interest rate of 1.68% per annum and were secured by equivalent amounts of restricted cash deposits.
     In the six-month period ended June 30, 2009, CSI Cells Co., Ltd , CSI Central Solar Power Co., Ltd. and CSI Solar Manufacture Inc. entered into several loan agreements with local Chinese commercial banks for working capital purposes. The total additional bank loans amounted to $89,282 million with maturities within one year. These short-term bank loans bore interest rates ranging from 1.11% to 5.35% per annum and were guaranteed by Canadian Solar Inc. and other subsidiaries within the Company.
     On June 25, 2009, CSI Solar Power Inc. entered into a loan agreement with a local Chinese commercial bank for the expansion of solar module production capacity. The total credit facility under this agreement was $14,630, which was fully utilized as of June 30, 2009, and requires repayment of $1,462 in 2010, $4,390 in 2011, $4,390 in 2012, $2,926 in 2013 and $1,462 in 2014. Interest is due quarterly in arrears. The borrowing was guaranteed by CSI Cells Co., Ltd. and bore a floating interest rate calculated as 95% of the interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.

9. EARNINGS PER SHARE
     The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Six-month Periods Ended
	June 30,
	2008	2009
	$	$
Net income-basic	30,648	12,887
Plus: Interest on convertible notes	45	—

Net income-diluted	30,693	12,887

Shares used in computation-basic	27,738,862	35,692,919

Plus: options	1,421,209	109,923
convertible notes	50,607	—

Shares used in computation-diluted	29,210,678	35,802,842

Earnings per share-basic	$1.10	$0.36

Earnings per share-diluted	$1.05	$0.36

     The computation of diluted earnings per share excludes 50,607 common shares issuable upon the assumed conversion of the convertible debt for the six-month period ended June 30, 2009, as well as 43,382 and 1,480,824 common shares issuable upon the assumed exercise of share options for the six-month periods ended June 30, 2008 and 2009 respectively, as their effect would have been anti-dilutive.
10. RELATED PARTY BALANCES AND TRANSACTIONS
Related party balances:
     The amount due to related party as of December 31, 2008 and June 30, 2009 is a government award payable to Mr. Shawn Qu, CEO, director and stockholder of the Company, who has beneficial interest in the Company.
Related party transactions:
     The Company borrowed $30,000 in June 2008 from Mr. Shawn Qu, CEO, director and stockholder of the Company, with an interest rate of 7%. The borrowing was used for working capital purposes and was repaid in December 2008.
     During the six-month periods ended June 30, 2008 and 2009, the Company paid loan interest to Mr. Shawn Qu in the amount of $128 and $nil, respectively.
11. COMMITMENTS AND CONTINGENCIES
     In order to secure future silicon materials, solar wafers and solar cell supply, the Company entered into several long-term supply agreements with overseas and domestic suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, solar wafers and solar cells, and the Company has made prepayments to these suppliers in accordance with the supply contracts. The prices of some supply contracts were pre-determined and others were subject to adjustment to reflect the prevailing market level when transactions occur.
     The following is a schedule, by year, of future minimum obligation under all supply agreements as of June 30, 2009:

Second Half of Year 2009	$123,896
Year 2010	474,220
Year 2011	631,457
Year 2012	639,446
Year 2013	599,059
Thereafter	1,113,411

Total	$3,581,489

12. SEGMENT INFORMATION
     The Company primarily operates in a single reportable business segment that includes the design, development and manufacture of solar power products.
     The following table summarizes the Company’s net revenues generated from different geographic locations:

	Six-month periods ended
	June 30,
	2008	2009
	$	$
Europe	355,924	102,937
Asia	15,522	41,883
America	12,374	18,821

Total net revenues	383,820	163,641

Substantially all of the Company’s long-lived assets are located in the PRC.
13. SHARE OPTIONS
     On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. The share incentive plan will expire on, and no awards may be granted after, March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares and expire ten years from the date of grant.
Options to Employees
     As of June 30, 2009, there was $7,077 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 2.77 years. During the six-month periods ended June 30, 2008 and 2009, $2,121, and $2,953 was recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in the six-month periods ended June 30, 2008, and 2009.
     For all stock options granted for the six-month periods ended June 30, 2008 and 2009, the Company used the Binomial option-pricing model to estimate the fair value of each stock option grant. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs.
     The following assumptions were used to estimate the stock options granted in the six-month periods ended June 30, 2008 and 2009:

	Six-month Periods Ended June 30,
	2009	2008
Risk free rate	5.40%~5.67%	5.14%~5.92%
Contractual life of the option	10 years	10 years
Volatility ratio	81%	78%~79%
Dividend yield	—	—
Annual exit rate	3.56%	8.00%
Suboptimal exercise factor	6.20	3.27

13. SHARE OPTIONS — continued
     A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contract	Aggregate
	Options	Price	Term	Intrinsic Value
		$		$
Options outstanding at January 1, 2009	1,368,873	10.33
Granted	685,500	5.75
Exercised	(36,730)	2.66
Cancelled or Forfeited	(51,263)	13.17

Options outstanding at June 30, 2009	1,966,380	8.80	8.4 years	11,379

Options vested or expected to vest at June 30, 2009	1,866,545	8.89	8.3 years	10,749

Options exercisable at June 30, 2009	839,467	11.19	7.7 years	4,233

     The weighted average grant-date fair value of options granted in the six-month periods ended June 30, 2008 and 2009 was $22.64, and $4.61, respectively. The total intrinsic value of options exercised during the six-month periods ended June 30, 2008 and 2009 was $12,243 and $358, respectively.
Options and Restricted shares to Non-employees
     On June 30, 2006, the Company granted 116,500 restricted shares to certain consultants for services to be rendered in the two-year period from the date of grant. These shares vested on the anniversary date of June 30, 2007 and 2008 on the straight-line basis. On April 13, 2007, the Company granted 11,650 share options to its external consultants in exchange for its consulting services. The options had an exercise price of $15 and vested immediately. The Company recorded compensation expenses of $1,521 and $nil during the six-month periods ended June 30, 2008 and 2009 over the vesting period, with the final computation of fair value measured on the vesting date of these non-employee awards.
Restricted shares to Employees
     The Company granted 333,190 and 116,500, restricted shares to employees in May 2006 and July 2006, respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant resulted in total compensation cost of approximately $7,108 that will be recognized ratably over the vesting period. During the six-month periods ended June 30, 2008 and 2009, $893 and $204 were amortized as compensation expenses, respectively.
     As of June 30, 2009, there was $443 of total unrecognized share-based compensation related to unvested restricted share awards. That cost is expected to be recognized over an estimated weighted average amortization period of 1.08 years.
     A summary of the status of the Company’s unvested restricted shares granted to both employee and non-employee is presented below:

Weighted Average
	Number of	Grant-Date
	Shares	Fair Value
$
Unvested at January 1, 2009	58,250	14.12
Granted	—	—
Vested	—	—
Cancelled or Forfeited	—	—

Unvested at June 30, 2009	58,250	14.12

     The total fair value of restricted shares vested during the six-month periods ended June 30, 2008 and 2009 was $5,572 and $nil respectively.

14. SUBSEQUENT EVENTS
Subsequent to June 30, 2009, the following events occurred:
a)	On July 7, 2009, the Company registered a 100% owned subsidiary, CSI Solar Power (China) Inc. (“CSI China”), in Suzhou, China with an initial registered capital of $30,000. The Company plans to transfer all of its direct investments in its Chinese subsidiaries into CSI China so that it becomes the Company’s China investment holding and module sales company. It is currently in planning stage.

b)	During the period from July 1, 2009 to September 30, 2009, the Company executed several agreements with Chinese commercial banks for working capital loans totaling $183.9 million with maturities ranging from two months to one year and bearing interest from 1.06% to 5.31% per annum.
The Company has evaluated subsequent events, through October 13, 2009.